Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 7 DATED NOVEMBER 13, 2020
TO THE OFFERING CIRCULAR DATED JULY 15, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 15, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 15, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – Valor 19th Street L.L.C.

On November 30, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Valor 19th Street L.L.C. (the “Valor 19th St Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $350,641 (the “Valor 19th St Investment”).  Details of this acquisition can be found here.

The property is now under contract for a sale. Part of the sales proceeds will be used to pay the Valor 19th St Investment back in full, earning an annualized return of approximately 17.0%. On November 9, 2020, we received payment in full satisfaction of the outstanding principal, plus accrued interest.